SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.   20549

                              ----------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



                           MEDAPHIS CORPORATION
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           (Exact name of registrant as specified in its charter)


                Delaware                            58-1651222
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        (State of Incorporation                   (IRS Employer
            or Organization)                    Identification No.)


  2700 Cumberland Parkway, Suite 300, Atlanta Georgia            30339
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  (Address of principal executive offices)                    (Zip Code)


  If this form relates to the               If this form relates to the
  registration of a class of                registration of a class of
  securities pursuant to                    securities pursuant to
  Section 12(b) of the Exchange             Section 12(g) of the Exchange
  Act and is effective pursuant             Act and is effective pursuant
  to General Instruction A.(c),             to General Instruction A.(d),
  please check the following                please check the following
  box. ( )                                  box. (X)

  Securities Act registration statement file number to which this form
  relates:        N/A
           ---------------
           (If applicable)

  Securities to be registered pursuant to Section 12(b) of the Act:  None

  Securities to be registered pursuant to Section 12(g) of the Act:

                      Preferred Stock Purchase Rights
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                              (Title of Class)



 ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

           The Board of Directors of Medaphis Corporation (the "Company") has declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.01 per share, of the Company ("Common Stock"). The distribution is payable to the stockholders of record at the close of business on February 16, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company's preferred stock designated as Series A Junior Participating Preferred Stock ("Preferred Stock") at a price of $25 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.
 The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 11, 1999 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or the date a Person has entered into an agreement or arrangement with the Company or any Subsidiary of the Company providing for an Acquisition Transaction (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board pursuant to the terms of the Rights Agreement described in this clause (ii) may be made at any time during the Special Period (as defined below)) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. An Acquisition Transaction is defined in the Rights Agreement as (x) a merger, consolidation or similar transaction involving the Company or any of its Subsidiaries as a result of which stockholders of the Company will no longer own a majority of the outstanding shares of Common Stock of the Company or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined (based solely on the shares of Common Stock received or retained by such stockholder, in its capacity as a stockholder of the Company, pursuant to such transaction), (y) a purchase or other acquisition of all or a substantial portion of the assets of the Company and its Subsidiaries, or (z) a purchase or other acquisition of securities representing 15% or more of the shares of Common Stock then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

           The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Atlanta, Georgia time) on February 16, 2009, unless earlier redeemed, exchanged, extended or terminated by the Company as described below. At no time will the rights have any voting power.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualifying Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           In the event that (i) the Company is acquired in a merger (other than a "clean-up" merger which follows a Qualifying Offer) or other business combination transaction (x) in which the Company is not the surviving entity, (y) in which the Company is the surviving entity and the Common Stock is changed or exchanged or the Common Stock remains outstanding but constitutes less than 50% of the shares outstanding immediately following the merger, or (ii) 50% or more of the Company's assets or earning power is transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

           At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

           At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).

           For 180 days (the "Special Period") following a change in control of the Board of Directors of the Company, that has not been approved by the Board of Directors, occurring within six months of an unsolicited third party acquisition or business combination proposal, the new directors are entitled to redeem the rights (assuming the rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, in accordance with the terms set forth in the Rights Agreement.

           Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

           As of January 31, 1999, there were 78,954,587 shares of Common Stock of the Company issued and outstanding and 1,587 shares of Common Stock of the Company in the treasury. As of January 31, 1999, options to purchase 11,080,186 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on February 16, 1999, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. One million (1,000,000) shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders.
 The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

           The Rights Agreement specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

 ITEM 2.   EXHIBITS.

      1 Rights Agreement, dated as of February 11, 1999, between Medaphis Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).



                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


 Dated: February 12, 1999           MEDAPHIS CORPORATION


                                    By: /s/ Randolph L.M. Hutto
                                        ____________________________
                                        Name:  Randolph L.M. Hutto
                                        Title: Executive Vice President





                               EXHIBIT INDEX


 Exhibit   Description                                             Page
 -------   -----------                                             ----

   1 Rights Agreement, dated as of February 11, 1999, between Medaphis Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).